Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: May 17, 2004

     On May 17, 2004, Hans-Peter Spek, Sanofi-Synthelabo’s Executive Vice President – Operations, gave the following presentation in New York.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including any supplement relating to Sanofi-Synthélabo’s revised offer), because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

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Creating the n°1 Pharmaceutical group in Europe, n°3 in the world Sanofi-Synthelabo and Aventis Hanspeter SPEK Executive Vice-President, Operations

Important Information
In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthélabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including the supplement relating to the revised offers) to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/ offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with the revised offers, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d’information complémentaire), which has been granted visa number 04-384 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d’information en réponse) of Aventis when it is available.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthélabo has filed with the SEC (File no: 333-112314). Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus/offer to exchange and other public documents filed with the SEC in the manner described above.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

Explanatory Notes

Developed Sales. When we refer to “developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), with Fujisawa on Stilnox ®/Myslee® (zolpidem), and with Organon on Arixtra® (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Comparable Sales. When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

A remarkable drug portfolio in high-growth therapeutic categories: cardiovascular/ thrombosis, oncology, diabetes, CNS, internal medicine, human vaccines A group deeply anchored in Europe, with a strong and growing presence in all major markets, including the US A dynamic sales and marketing policy, tailored to specific needs / opportunities, products and countries Optimised financial and human resources to develop new molecules from research and sustained growth in the medium and long term A strategic project leading to the creation of the n°1 pharmaceutical company in Europe and n°3 in the World The integration of teams will respect existing local cultures and focus on a compelling industrial project to create a platform for strong, sustainable and profitable growth

An Offer recommended by Aventis' Supervisory Board - Key terms of the Agreement Company name: Sanofi-Aventis 17 members, including Jean-Francois Dehecq as Chairman and CEO - 8 members appointed by Aventis, including a German Vice Chairman of the Board - 8 members appointed by Sanofi-Synthelabo In addition to the 3 existing specialised committees (Audit, Compensation, Scientific), creation of a Strategic Committee. There will be parity of representation on these committees. Chaired by Jean-Francois Dehecq, who will appoint an equal number of representatives from Sanofi- Synthelabo and Aventis. Board of Directors: Management Committee: Withdrawal of the Aventis' EGM resolution proposals relating to the « Plavix » warrants and to the limitation of voting rights, and termination of all legal actions.

Sanofi-Synthelabo IMS developed sales Sanofi-Synthelabo IMS sales Aventis IMS sales (1) Based on IMS 2003 data Setting the Scene: Sanofi-Synthelabo and Aventis in the Global Pharmaceutical Industry (IMS Sales) Sales(1) (€ bn) 0 5 10 15 20 25 30 35 40 45 Pfizer GSK Sanofi- Synthelabo/Aventis Merck J&J Novartis AstraZeneca Aventis BMS Roche Abbott Wyeth Eli Lilly Sanofi-Synthelabo Amgen

Sanofi-Synthelabo Aventis 2003 Sales 2003 Net income margin(1) Market capitalisation(3) Headcount(4) Main therapeutic categories €8.0 bn consolidated €10.5 bn developed €17.8 bn consolidated €16.8 bn in core business(2) 25.7% 17.4% for core business(2) €40 bn €41 bn More than 33,000 More than 70,000 Cardiovascular, thrombosis, central nervous system (CNS), oncology and internal medicine Thrombosis, allergy, oncology, cardiovascular, diabetes and vaccines Combining Sanofi-Synthelabo and Aventis... (1) Net income before exceptional items and goodwill amortisation (2) Prescription drugs and human vaccines, as well as Aventis 50% stake in Merial and its corporate activities (3) Based on non diluted share capital (excluding treasury shares) and on the average of Sanofi-Synthelabo's and Aventis closing share price weighted by volumes during the month ended 21 January 2004 (inclusive) (4) As of 31 December 2003

Note: Global R&D budget of €4.2 bn proforma 2003 consolidated for core business €25.5 bn proforma 2003 consolidated sales for core business 5.6% world market share R&D budget among top 3 in world Group headquarters in France, important operations in Germany and the US, and a direct presence in Japan ....To Create n°1 Pharmaceutical Group in Europe, n°3 in the World

First positions in key therapeutic categories: cardiovascular/thrombosis, oncology, diabetes, CNS, internal medicine, vaccines Sanofi-Synthelabo's strengths : R&D productivity Broad-based R&D pipeline with potential major launches Capacity to manage mature products and to achieve strong growth in all regions Aventis' strengths : Significant R&D resources Product life-cycle management (LCM) expertise Large US sales infrastructure Direct presence in Japan Leverage Complementary Strengths...

A Large Portfolio of High-Growth Drugs (1) Based on IMS 2003 data (2) IMS Consolidated sales of €0.9bn and growth of 43% (3) IMS Consolidated sales of €0.6bn and growth of 27% (2)

Immunology Hematology Urology Diabetes Thrombosis Oncology CNS Women's Health Musculo-Skeletal Respiratory Hormonal Cardiovascular Sensory Organs Anti-infectives GI/Metabolism Dermatology 0.19 0.168 0.167 0.165 0.162 0.159 0.141 0.117 0.112 0.106 0.095 0.091 0.088 0.061 0.058 0.049 CNS Stilnox/Ambien(r), Copaxone(r) Thrombosis Plavix(r), Lovenox(r) Cardiovascular Aprovel/Avapro(r), Delix(r) Oncology Eloxatin(r), Taxotere(r) Diabetes Lantus(r), Amaryl(r) Urology Xatral(r) / Xatral OD(r) Vaccines(1) Source: IMS 2002 Global Analyser Note: the dark blue bars indicate main focus of Sanofi-Synthelabo and Aventis (1) Historic growth rate for the global vaccines industry is estimated at 12% (Source: Aventis Investor Presentation 26th September, 2003) Sanofi-Synthelabo Products / Aventis Products Key Marketed Products in Fast Growing Categories CAGR 99-02 (%)

Source : Sanofi-Synthelabo and Aventis Company Information, and Equity Research R&D Portfolio and Budget to Support Long-Term Growth Sanofi-Synthelabo Products / Aventis Products

Cost synergies resulting mainly from optimized structures Sales synergies mainly generated by improved growth from Aventis' products on markets outside of the US Restructuring costs (non- recurring) of approximately €2bn before tax Annual Pre-tax Synergies 1.0 1.6 0.2 0.5 1.0 1.5 2.0 2004 2005 2006 10% 60% 100% (€ bn) Efficient Integration Translating into Significant Synergies Total expected synergies represent 6.4% of proforma 2002 core business sales

An agreement leading to a business combination implemented by Sanofi-Synthelabo, one of the top performing companies in the industry

(1) Source : IMS/GERS - World : USA + Europe (18 countries) + Japan Sanofi-Synthelabo : one of the best track records in the industry Top 20 pharmaceutical groups with double digit sales growth (1) 2000 TAKEDA EISAI MERCK & CO J&J GSK PFIZER AMGEN AVENTIS BMS WYETH LILLY SANOFI-SYNTHELABO ASTRA ZENECA 26.6% 20.8% 19.6% 16.4% 13.1% 12.8% 12.6% 12.5% 12.0% 11.6% 10.5% 10.4% 10.0% 2001 J&J WYETH EISAI TAKEDA MERCK & CO AVENTIS SANOFI-SYNTHELABO PFIZER AMGEN GSK SCHERING AG BOEHRINGER ING. ASTRA ZENECA ABBOTT LILLY NOVARTIS BMS 25.5% 24.2% 19.4% 18.7% 18.3% 18.3% 16.6% 16.6% 16.2% 16.1% 15.9% 15.2% 15.0% 11.3% 11.2% 10.5% 10.4% 2002 AMGEN J&J NOVARTIS SANOFI-SYNTHELABO AVENTIS BOEHRINGER ING. PFIZER EISAI 30.6% 18.6% 15.4% 13.4% 13.2% 12.6% 11.7% 11.5% 2003 AMGEN SANOFI-SYNTHELABO NOVARTIS BOEHRINGER ING. EISAI J&J ABBOTT ROCHE LILLY TAKEDA 36.0% 19.4% 17.5% 13.4% 13.0% 12.9% 12.0% 11.8% 11.7% 10.0%

Consolidated sales : € 2,193 m or + 18.4 % Developed sales : € 2,826 m or + 27.1 % Consolidated sales : € 394 m + 39.2 % Developed sales : € 884 m + 63.4 % Consolidated sales : € 188 m + 16.8 % Developed sales : € 324 m + 20.4 % Consolidated sales : € 345 m + 16.6 % Consolidated sales : € 256 m + 53.3 % Consolidated sales by region Europe: + 10.9 % USA: + 34.2 % Other countries: + 25.7% ....confirmed by a remarkable Q1 2004 (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure Q1 2004 sales growth on a comparable basis(1) Consolidated sales by product Top 10 products: + 26.5 % Rest of portfolio: + 3.4%

Indicative timetable for the Offer AMF's approval notification (3 February) and visa (12 February) relating to the initial offer Opening of the initial offer in France (17 February), in Germany (15 March) and in the United States (12 April) Submission to European (9 March) and American (5 April) competition authorities Meeting with Aventis' employee representatives and trade unions (8 April) Announcement of the sale of Fraxiparine(r) and Arixtra(r) to Glaxo-Smithkline for €453m(1) (13 April) Phase I ruling by European antitrust authorities (26 April) AMF's approval notification (4 May) and visa (7 May) relating to new improved friendly offer Request for Additional Information from the Federal Trade Commission (5 May) Opening of new improved friendly offer in France (12 May) ; offers ongoing in Germany and United States Sanofi-Synthelabo Extraordinary General Meeting (23 June) (1) Sale subject to the success of the Sanofi-Synthelabo Offer for Aventis and the approval of the relevant competition authorities Closing of the Offer is planned for end Q2 2004

US New Dimensions

+21.4% +11.1% +35.4% +24.4% +19.3% +22.4% Sales Trends of both companies . . . Aventis Sales, EUR Bn2 Sanofi-Synthelabo +Aventis Sales, EUR Bn1,2 Sanofi-Synthelabo Sales, EUR Bn1 Sources: 1: Internal developed Sales on a comparable basis 2: Internal published sales on a comparable basis US Combined Sales of 10 EUR Bn

....from very strong portfolio . . . New portfolio is combined with fast growing best in class products TOP 10 products represent 85% of local presence in 2003 4 US blockbusters . . . .. . . Plus two more potential blockbusters in Oncology SOURCE : IMS / MiIDAS (10 channels) MAT 12/2003 Top 10 Class sales % portf. Growth 1 SASY dev PLAVIX PLATELET AGGR.INHIBITORS 1 812 272 19,3% 38,6% 2 AVENTIS ALLEGRA ANTIHISTAMINES SYSTEMIC 1 633 355 17,4% 4,6% 3 SASY STILNOX HYPNOTICS & SEDATIVES 1 263 088 13,5% 22,8% 4 AVENTIS LOVENOX ANTICOAGULANTS,INJECT. 1 046 880 11,2% 18,1% 5 AVENTIS TAXOTERE ONCOLOGY 724 919 7,7% 26,7% 6 SASY dev APROVEL AIIRA 454 348 4,9% 25,1% 7 SASY ELOXATINE ONCOLOGY 391 021 4,2% 409,0% 8 AVENTIS LANTUS HUMAN INSULIN+ANALOGUES 329 124 3,5% 89,1% 9 AVENTIS AMARYL ORAL ANTIDIABETICS 209 352 2,2% 27,3% 10 AVENTIS ANZEMET ANTIEMETICS+ANTINAUSEANTS 162 354 1,7% -13,3% TOTAL Products 9 753 928 100,0% 21,8% MAT Dec-03 IMS Sales, EUR bn

....providing access to TOP 5 SOURCE : IMS / MiIDAS (10 channels) MAT 12/2003 2000 2001 2002 2003 1 PFIZER 17.2 1 PFIZER 19.7 1 PFIZER 22.2 1 PFIZER 24.2 2 GSK 10.8 2 GSK 13.1 2 GSK 14.6 2 GSK 15.3 3 BMS 8.2 3 J&J 10.3 3 J&J 12.3 3 J&J 13.9 4 MERCK & CO 8.2 4 MERCK & CO 9.9 4 MERCK & CO 10.5 4 MERCK & CO 11.4 5 J&J 8.0 5 BMS 9.1 5 ASTRAZENECA 8.9 5 SASY AVENTIS 9.8 6 ASTRAZENECA 6.8 6 ASTRAZENECA 8.0 6 BMS 8.1 5 BMS 8.5 7 LILLY 5.6 7 ABBOTT 6.2 7 ABBOTT 6.7 6 ASTRAZENECA 8.4 8 ABBOTT 5.5 8 LILLY 6.1 8 NOVARTIS 6.5 7 NOVARTIS 8.0 9 NOVARTIS 4.8 9 WYETH 6.0 9 WYETH 6.4 8 ABBOTT 7.7 10 SCHERING PLOUGH 4.8 10 NOVARTIS 5.4 10 LILLY 5.5 9 WYETH 6.8 11 WYETH 4.7 11 SCHERING PLOUGH 5.1 11 SCHERING PLOUGH 5.3 10 AMGEN 6.2 12 ROCHE 3.5 12 AVENTIS 4.1 12 AVENTIS 5.0 11 LILLY 6.1 13 AVENTIS 3.1 13 ROCHE 3.9 13 AMGEN 4.6 12 AVENTIS 5.6 14 AMGEN 3.1 14 AMGEN 3.5 14 ROCHE 4.3 13 ROCHE 5.0 15 BAYER 2.3 15 TAKEDA 2.7 15 TAKEDA 3.0 14 SASY DEV. 4.1 16 TAKEDA 2.1 16 BAYER 2.4 16 SASY DEV. 3.0 15 TAKEDA 3.4 17 SASY DEV. 1.6 17 SASY DEV. 2.3 17 BOEHRINGER INGEL 2.2 16 SCHERING PLOUGH 3.4 18 BOEHRINGER INGEL 1.4 18 BOEHRINGER INGEL 1.8 18 BAYER 2.1 17 BOEHRINGER INGEL 2.5 19 WATSON 1.2 19 MUNDI INT 1.4 19 FOREST 1.9 18 FOREST 2.4 20 MUNDI INT 1.1 20 FOREST 1.4 20 TEVA 1.7 19 TEVA 2.2 20 BAYER 2.1

New Headcount dimensions Of which Sales Forces 2003 SaSy : 2 900 Aventis : 4 700 Total : 7 600 2001 2002 2003 03/01 SaSy : 3 500 3 900 4 500 +1 000 Aventis : 20 200 19 500 18 000 -2 200 Total : 23 700 23 400 22 500 -1 200 North American Headcount, 2001-2003 SOURCE : Published headcount, 2003

Major growth products: Plavix(r), Avapro(r), Eloxatin(r), Ambien(r), Taxotere(r), Lovenox(r) Robust expected launch schedule: UroXatral, Zolpidem MR, Rimonabant, Dronedarone, Alvesco(r), Apidra(r), Genasense(r), Ketek(r), Vaccines Strong R&D pipeline, notably in CNS and oncology ....Will all benefit from broad-based marketing and sales forces And significant US Potential Hugo Victor x Pfizer 11.6 11.6 GSK 7.1 7.1 Sanofi/Aventis 4.6 2 6.6 Merck & Co. 6.5 6.5 Novartis 6.3 6.3 AstraZeneca 6 6 J&J 5.8 5.8 Abbott 5.1 5.1 Eli Lilly 4.6 4.6 Wyeth 4.6 4.6 BMS 4.4 4.4 Roche 2.6 2.6 Sanofi-Synthelabo Aventis US Sales Force ('000) Source : Scott Levin Q1, 2003

US short term opportunities Ketek(r) and UroXatral(r) larger Sales Forces ? More opportunities on Plavix(r) & Avapro(r) ? Prelaunch / Launch of Acomplia Fight for Ambien CR(r) Negotiating power in front of Managed Markets

Internal recommendations Integration processes to follow a strict top-down approach. No initiative at local or functional levels until precise action plans have been announced by management. Maintain your business as usual. Legal requirement : Sanofi-Synthelabo and Aventis must not exchange competitively sensitive business information (pricing data, strategic plans, etc.) until the offer closes. Legal requirement : Sanofi-Synthelabo and Aventis must not coordinate their current operations. Keep yourself and your people motivated and focused by communicating openly and honestly. Stay focused on your day-to-day business, your goals and continue to do your jobs and serve our customers